Exhibit 4.3

TIMKENSTEEL CORPORATION

Restricted Share Unit Inducement Award Agreement

WHEREAS, Michael S. Williams (“Grantee”) is an employee of TimkenSteel Corporation or a Subsidiary thereof;

WHEREAS, the grant of service-based restricted share units evidenced hereby (the “Grant”) was authorized by a resolution of the Compensation Committee (including any successors, the “Committee”) of the Board, and the execution of a restricted share unit inducement award agreement substantially in the form hereof (this “Agreement”) was authorized by a resolution of the Committee;

WHEREAS, this Grant is intended to be an inducement that is material to Grantee, who has entered into employment with the Company, and to encourage stock ownership by Grantee, thereby aligning Grantee’s interests with those of the Shareholders; and

WHEREAS, this Agreement is intended to comply with Section 303A.08 of the New York Stock Exchange (“NYSE”) Listed Company Manual, which provides an exception to NYSE’s shareholder approval requirement for the issuance of securities with respect to grants to employees of the Company as an inducement material to such individuals entering into employment with the Company, and shall be administered and interpreted consistent with such intent.

NOW, THEREFORE, subject to the terms and conditions hereinafter set forth and the Committee’s resolutions, the Company hereby confirms to Grantee the Grant, effective January 5, 2021 (the “Date of Grant”), of 423,400 restricted share units (the “RSUs”). Although this Grant and Agreement are not made pursuant to the TimkenSteel Corporation 2020 Equity and Incentive Compensation Plan (the “Plan”), all terms used in this Agreement with initial capital letters that are defined in the Plan and not otherwise defined herein have the meanings assigned to them in the Plan.

1.

Payment of RSUs. The RSUs will become payable if the restriction period for the RSUs lapses and Grantee’s right to receive payment for the RSUs becomes nonforfeitable (“Vest,” “Vesting” or “Vested”) in accordance with Section 3 and Section 4 of this Agreement.

2.

RSUs Not Transferrable. None of the RSUs nor any interest therein or in any Common Shares underlying such RSUs will be transferable prior to payment other than by will or the laws of descent and distribution.

3.

Vesting of RSUs. Subject to the terms and conditions of Section 4 and Section 5 of this Agreement, the RSUs will Vest on March 2, 2023 (the “Vesting Date”) if the Grantee shall have been in the continuous employ of the Company or a Subsidiary from the Date of Grant until the Vesting Date. For purposes of this Agreement, the continuous employment of Grantee with the Company or a Subsidiary will not be deemed to have been interrupted, and Grantee shall not be deemed to have ceased to be an employee of the Company or a Subsidiary, by reason of the transfer of Grantee’s employment between or among the Company and its Subsidiaries.

4.

Alternative Vesting of RSUs. Notwithstanding the provisions of Section 3 of this Agreement, and subject to the payment provisions of Section 6 hereof, the RSUs will Vest earlier than the time provided for in Section 3 under the following circumstances:

(a)

Death or Disability: If Grantee should die or become permanently disabled while in the employ of the Company or a Subsidiary, then the RSUs will immediately Vest in full. If Grantee dies or becomes permanently disabled during the period that Grantee is deemed to be in the continuous employ of the Company or a Subsidiary pursuant to Section 4(b), 4(d) or 4(e), then the RSUs will immediately Vest in full, except that to the extent that Section 4(e) applies, the RSUs will immediately Vest only to the extent that the RSUs would have become Vested pursuant to Section 4(e). For purposes of this Agreement, “permanently disabled” means that Grantee has qualified for long-term disability benefits under a disability plan or program of the Company or a Subsidiary or, in the absence of a disability plan or program of the Company or a Subsidiary, under a government-sponsored disability program and is “disabled” within the meaning of Section 409A(a)(2)(C) of the Code. As used in this Agreement, “Code” means the Internal Revenue Code of 1986, as amended, including any regulations or any other formal guidance promulgated by the U.S. Department of the Treasury or the Internal Revenue Service with respect to the sections of the Code referenced in this Agreement.

(b)

Retirement: If Grantee should retire with the Company’s consent, then Grantee shall Vest in the RSUs in accordance with the terms and conditions of Section 3 as if Grantee had remained in the continuous employ of the Company or a Subsidiary from the Date of Grant until the Vesting Date as described in Section 3 or the occurrence of a circumstance referenced in Section 4(a) or Section 4(c), whichever occurs first. As used herein, “retire with the Company’s consent” means: (i) the retirement of Grantee prior to age 62 and eligible to retire under a retirement plan of the Company or a Subsidiary, if the Board or the Committee determines that Grantee’s retirement is for the convenience of the Company or a Subsidiary; or (ii) the retirement of Grantee at or after age 62 and eligible to retire under a retirement plan of the Company or a Subsidiary.

(c)	Change in Control:

(i)

Upon a Change in Control occurring during the Restriction Period while Grantee is an employee of the Company or a Subsidiary, to the extent the RSUs have not been forfeited, the RSUs will immediately Vest in full (except to the extent that a Replacement

Award is provided to Grantee for the RSUs). If Grantee is deemed to be in the continuous employ of the Company or a Subsidiary pursuant to Section 4(b), 4(d) or 4(e), upon a Change in Control during the Restriction Period, then the RSUs will immediately Vest in full, except that to the extent Section 4(e) applies, the RSUs will Vest only to the extent the RSUs would have become Vested pursuant to Section 4(e).

(ii)

As used herein, a “Replacement Award” means an award (A) of service-based restricted share units, (B) that has a value at least equal to the value of the RSUs, (C) that relates to publicly traded equity securities of the Company or its successor in the Change in Control (or another entity that is affiliated with the Company or its successor following the Change in Control), (D) the tax consequences of which, under the Code, if Grantee is subject to U.S. federal income tax under the Code, are not less favorable to Grantee than the tax consequences relative to the RSUs, (E) that vests in full upon a termination of Grantee’s employment with Company or a Subsidiary or their successors in a Change in Control (or another entity that is affiliated with the Company or a Subsidiary or their successors following the Change in Control) (as applicable, the “Successor”) for Good Reason by Grantee or without Cause by such Successor, or upon the death of Grantee or Grantee becoming permanently disabled, within a period of two years after the Change in Control, and (F) the other terms and conditions of which are not less favorable to Grantee than the terms and conditions of the RSUs (including the provisions that would apply in the event of a subsequent Change in Control). A Replacement Award may be granted only to the extent it conforms to the requirements of Treasury Regulation 1.409A-3(i)(5)(iv)(B) or otherwise does not result in the RSUs or Replacement Award failing to comply with or be exempt from Section 409A of the Code. Without limiting the generality of the foregoing, the Replacement Award may take the form of a continuation of the RSUs if the requirements of the preceding sentence are satisfied. The determination of whether the conditions of this Section 4(c)(ii) are satisfied will be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.

(iii)

For purposes of Sections 4(c) and 4(e), “Cause” means, with respect to Grantee: (A) any intentional act of fraud, embezzlement or theft in connection with the Grantee’s duties with the Company, its Subsidiaries, or Successor, (B) any intentional wrongful disclosure of secret processes or confidential information of the Company, its Subsidiaries, or Successor, or (C) any intentional wrongful engagement in any competitive activity that would constitute a material breach of Grantee’s duty of loyalty to the Company, its

Subsidiaries, or Successor, and no act, or failure to act, on the part of Grantee shall be deemed “intentional” unless done or omitted to be done by Grantee not in good faith and without reasonable belief that Grantee’s action or omission was in or not opposed to the best interest of the Company, its Subsidiaries, or Successor; provided, that for any Grantee who is party to an individual severance or employment agreement defining Cause, “Cause” will have the meaning set forth in such agreement. Also for purposes of Section 4(c)(ii), “Good Reason” means a material reduction in the nature or scope of the responsibilities, authorities or duties of Grantee attached to Grantee’s position held immediately prior to the Change in Control, a change of more than 60 miles in the location of Grantee’s principal office immediately prior to the Change in Control, or a material reduction in Grantee’s remuneration upon or after the Change in Control; provided, that no later than 90 days following an event constituting Good Reason Grantee gives notice to the Successor of the occurrence of such event and the Successor fails to cure the event within 30 days following the receipt of such notice.

(iv)

Notwithstanding anything in this Agreement to the contrary, if a Replacement Award is provided, any outstanding RSUs which at the time of a Change in Control are not subject to a “substantial risk of forfeiture” (within the meaning of Section 409A of the Code) will be deemed to be Vested at the time of such Change in Control.

(d)

Divestiture: If Grantee’s employment with the Company or a Subsidiary terminates as the result of a divestiture, then Grantee shall Vest in the RSUs in accordance with the terms and conditions of Section 3 as if Grantee had remained in the continuous employ of the Company or a Subsidiary from the Date of Grant until the Vesting Date as described in Section 3 or the occurrence of a circumstance referenced in Section 4(a) or Section 4(c), whichever occurs first. As used herein, the term “divestiture” means a permanent disposition to a Person other than the Company or any Subsidiary of a plant or other facility or property at which Grantee performs a majority of Grantee’s services whether such disposition is effected by means of a sale of assets, a sale of Subsidiary stock or otherwise.

(e)

Layoff: If (i) Grantee’s employment with the Company or a Subsidiary terminates as the result of a layoff and (ii) Grantee is entitled to receive severance pay pursuant to the terms of any severance pay plan of the Company in effect at the time of Grantee’s termination of employment that provides for severance pay calculated by multiplying Grantee’s base compensation by a specified severance period, then Grantee shall Vest in a number of RSUs equal to the product of (x) the number of RSUs in which Grantee would have Vested in accordance with the terms and conditions of Section 3 if Grantee had remained in the continuous employ of the

Company or a Subsidiary from the Date of Grant until the Vesting Date or the occurrence of a circumstance referenced in Section 4(a) or Section 4(c), whichever occurs first, multiplied by (y) a fraction (in no case greater than 1), the numerator of which is the number of whole months from the Date of Grant through the end of the specified severance period and the denominator of which is 36. For purposes of this Agreement, a “layoff” shall mean the involuntary termination by the Company or any Subsidiary of Grantee’s employment with the Company or any Subsidiary due to (A) a reduction in force leading to a permanent downsizing of the salaried workforce, (B) a permanent shutdown of the plant, department or subdivision in which Grantee works, (C) an elimination of position, or (D) any or no reason, except for Cause (as defined in Section 4(c)), at the Company’s discretion; provided that a termination under clause (D) shall constitute a “layoff” for purposes of this Agreement only (i) upon the prior approval of the Compensation Committee in the case of an executive officer, or (ii) upon the prior approval of the Executive Vice President & Chief Financial Officer or the Executive Vice President, General Counsel & Secretary in the case of any other terminated Grantee.

5.

Forfeiture of RSUs. Any RSUs that have not Vested pursuant to Section 3 or Section 4 by the Vesting Date will be forfeited automatically and without further notice on such date (or earlier if, and on such date Grantee ceases to be an employee of the Company or a Subsidiary prior to the Vesting Date for any reason other than as described in Section 4).

6.	Form and Time of Payment of RSUs.

(a)

General: Subject to Section 5 and Section 6(b), payment for Vested RSUs will be made in cash or Common Shares (as determined by the Committee) within 10 days following the Vesting Date specified in Section 3.

(b)	Other Payment Events. Notwithstanding Section 6(a), to the extent the RSUs are Vested on the dates set forth below, payment with respect to the RSUs will be made as follows:

(i)

Change in Control. Upon a Change in Control, Grantee is entitled to receive payment for Vested RSUs in cash or Common Shares (as determined by the Committee) on the date of the Change in Control; provided, however, that if such Change in Control would not qualify as a permissible date of distribution under Section 409A(a)(2)(A) of the Code, and where Section 409A of the Code applies to such distribution, Grantee is entitled to receive the corresponding payment on the date that would have otherwise applied pursuant to Sections 6(a) or 6(b)(ii) as though such Change in Control had not occurred.

(ii)

Death or Disability. On the date of Grantee’s death or the date Grantee becomes permanently disabled, Grantee is entitled to receive payment for Vested RSUs in cash or Common Shares (as determined by the Committee) on such date.

7.

Payment of Dividend Equivalents. With respect to each of the RSUs covered by this Agreement, Grantee shall be credited on the records of the Company with dividend equivalents in an amount equal to the amount per Common Share of any cash dividends declared by the Board on the outstanding Common Shares during the period beginning on the Date of Grant and ending either on the date on which Grantee receives payment for the RSUs pursuant to Section 6 hereof or at the time when the RSUs are forfeited in accordance with Section 5 of this Agreement. These dividend equivalents will accumulate without interest and, subject to the terms and conditions of this Agreement, will be paid at the same time, to the same extent and in the same manner, in cash or Common Shares (as determined by the Committee) as the RSUs for which the dividend equivalents were credited.

8.	Detrimental Activity and Recapture.

(a)

Notwithstanding anything in this Agreement, in the event that, as determined by the Committee, Grantee engages in Detrimental Activity during employment with the Company or a Subsidiary, the RSUs will be forfeited automatically and without further notice at the time of that determination. As used herein, “Detrimental Activity” means:

(i)

engaging in any activity, as an employee, principal, agent, or consultant for another entity that competes with the Company in any actual, researched, or prospective product, service, system, or business activity for which Grantee has had any direct responsibility during the last two years of his or her employment with the Company or a Subsidiary, in any territory in which the Company or a Subsidiary manufactures, sells, markets, services, or installs such product, service, or system, or engages in such business activity;

(ii)	soliciting any employee of the Company or a Subsidiary to terminate his or her employment with the Company or a Subsidiary;

(iii)

the disclosure to anyone outside the Company or a Subsidiary, or the use in other than the Company or a Subsidiary’s business, without prior written authorization from the Company, of any confidential, proprietary or trade secret information or material relating to the business of the Company and its Subsidiaries, acquired by Grantee during his or her employment with the Company or its Subsidiaries or while acting as a director of or consultant for the Company or its Subsidiaries thereafter;

(iv)

the failure or refusal to disclose promptly and to assign to the Company upon request all right, title and interest in any invention or idea, patentable or not, made or conceived by Grantee during employment by the Company and any Subsidiary, relating in any manner to the actual or anticipated business, research or development work of the Company or any Subsidiary or the failure or refusal to do anything reasonably necessary to enable the Company or any Subsidiary to secure a patent where appropriate in the United States and in other countries;

(v)

activity that results in Termination for Cause. As used herein, “Termination for Cause” means a termination: (A) due to Grantee’s willful and continuous gross neglect of his or her duties for which he or she is employed; or (B) due to an act of dishonesty on the part of Grantee constituting a felony resulting or intended to result, directly or indirectly, in his or her gain for personal enrichment at the expense of the Company or a Subsidiary; or

(vi)

any other conduct or act determined to be injurious, detrimental or prejudicial to any significant interest of the Company or any Subsidiary unless Grantee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company.

Nothing in this Agreement prevents Grantee from providing, without prior notice to the Company, information to governmental authorities regarding possible legal violations or otherwise testifying or participating in any investigation or proceeding by any governmental authorities regarding possible legal violations, and for purpose of clarity, Grantee is not prohibited from providing information voluntarily to the Securities and Exchange Commission pursuant to Section 21F of the Exchange Act.

(b)

If a Restatement occurs and the Committee determines that Grantee is personally responsible in whole or in part for causing the Restatement as a result of Grantee’s personal misconduct or any fraudulent activity on the part of Grantee, then the Committee has discretion to, based on applicable facts and circumstances and subject to applicable law, cause the Company to recover all or any portion (but no more than 100%) of the RSUs (plus dividend equivalent payments) earned or payable to Grantee for some or all of the years covered by the Restatement. The amount of any earned or payable RSUs (and dividend equivalent payments) recovered by the Company shall be limited to the amount by which such earned or payable RSUs (and dividend equivalent payments) exceeded the amount that would have been earned by or paid to Grantee had the Company’s financial statements for the applicable restated fiscal year or years been initially filed as restated, as reasonably determined by the Committee. The Committee shall also determine whether the Company shall effect any recovery under this Section 8(b) by: (i) seeking repayment from Grantee; (ii) reducing, except with respect to any non-qualified deferred compensation under Section 409A of the Code, the amount that would otherwise be payable to Grantee under any compensatory plan, program or arrangement maintained by the Company (subject to applicable law and the terms and conditions of such plan, program or arrangement); (iii) by withholding, except with respect to any non-qualified deferred compensation under Section 409A of the Code, payment of future increases in compensation (including the payment of any discretionary bonus amount) that would otherwise have been made to Grantee in accordance with the Company’s compensation practices; or (iv) by any combination of these alternatives. As used herein, “Restatement” means a restatement (made within 36 months of the publication of the financial statements that are required to be restated) of any part of the Company’s financial statements for any fiscal year or years beginning with the year in which the Date of Grant occurs due to material noncompliance with any financial reporting requirement under the U.S. securities laws applicable to such fiscal year or years.

9.

Compliance with Law. Notwithstanding any other provision of this Agreement, the Company shall not be obligated to issue any of the Common Shares covered by this Agreement if the issuance thereof would result in violation of any applicable law or regulation.

10.

Adjustments. The Committee shall make or provide for such adjustments in the number of and kind of Common Shares covered by the RSUs and in other award terms, as the Committee, in its sole discretion, exercised in good faith, determines is equitably required to prevent dilution or enlargement of the rights of Grantee that otherwise would result from (a) any extraordinary cash dividend, stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Committee may provide in substitution for the Grant (or any part thereof) such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and shall require in connection therewith the surrender of the portion of the Grant so replaced in a manner that complies with Section 409A of the Code.

11.

Withholding Taxes. If the Company is required to withhold federal, state, local or foreign taxes or other amounts in connection with Grantee’s right to receive Common Shares or cash under this Agreement, and the amounts available to the Company for such withholding are insufficient, it shall be a condition to the receipt of any such Common Shares or cash (or the realization of any other benefit provided for under this Agreement) that Grantee make arrangements satisfactory to the Company for payment of the balance of such taxes or other amounts. Grantee may satisfy such tax obligation by paying the Company cash via personal check. Alternatively, unless otherwise determined by the Committee, Grantee may elect that all or any part of such tax obligation be satisfied by the Company’s retention of a portion of the Common Shares provided for under this Agreement or by Grantee’s surrender of a portion of the Common Shares that he or she has owned. In no event, however, shall the Company accept Common Shares for payment of taxes in excess of required tax withholding rates (unless such higher withholding amounts would not result in adverse accounting implications for the Company and the additional withholding amount is authorized by the Committee). If Grantee’s benefit is to be received in the form of Common Shares, and Grantee fails to make arrangements for the payment of required taxes or other amounts, then, unless otherwise determined by the Committee, the Company will withhold Common Shares having a value equal to the amount required to be withheld. The Common Shares used for required tax withholding will be valued at an amount equal to the fair market value of such Common Shares on the date the applicable benefit is to be included in Grantee’s income.

12.

Right to Terminate Employment. No provision of this Agreement will limit in any way whatsoever any right that the Company or a Subsidiary may otherwise have to terminate the employment of Grantee at any time.

13.

Relation to Other Benefits. Any economic or other benefit to Grantee under this Agreement will not be taken into account in determining any benefits to which Grantee may be entitled under any profit-sharing, retirement or other benefit or compensation plan maintained by the Company or a Subsidiary and will not affect the amount of any life insurance coverage available to any beneficiary under any life insurance plan covering employees of the Company or a Subsidiary.

14.

Amendments. The Committee may at any time and from time to time amend this Agreement in whole or in part, prospectively or retroactively; provided, however, that if an amendment to this Agreement requires approval by the Shareholders in order to comply with applicable law or the rules of the NYSE or, if the Common Shares are not traded on the NYSE, the principal national securities exchange upon which the Common Shares are traded or quoted, then such amendment will be subject to Shareholder approval and will not be effective unless and until such approval has been obtained; provided, further, that no amendment will adversely affect the rights of Grantee with respect to the Common Shares or other securities covered by this Agreement without Grantee’s consent. Notwithstanding the foregoing, the limitation requiring the consent of Grantee to certain amendments will not apply to any amendment that is deemed necessary by the Company to ensure compliance with Section 409A of the Code. If permitted by Section 409A of the Code, including in the case of termination of employment or service, or in the case of unforeseeable emergency or other circumstances or in the event of a Change in Control, at any point in time, to the extent the Grant has not yet been fully vested, the Committee may, in its sole discretion, provide for continued vesting or accelerate the time at which some or all of the Grant will be deemed to have been vested (or may waive any other limitation or requirement under the Grant).

15.

Severability. In the event that one or more of the provisions of this Agreement is invalidated for any reason by a court of competent jurisdiction, any provision so invalidated will be deemed to be separable from the other provisions of this Agreement, and the remaining provisions of this Agreement will continue to be valid and fully enforceable.

16.	Governing Law. This Agreement is made under, and shall be construed in accordance with, the internal substantive laws of the State of Ohio.

17.

Compliance with Section 409A of the Code. To the extent applicable, it is intended that this Agreement comply Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to Grantee. This Agreement shall be administered in a manner consistent with this intent. Reference to Section 409A of the Code is to Section 409A of the Internal Revenue Code of 1986, as amended, and will also include any regulations or any other formal guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service. Notwithstanding any provision of the Agreement to the contrary, if, at the time of Grantee’s separation from service (within the meaning of Section 409A of the Code), (a) Grantee is a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (b) the Company makes a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company will not pay such amount on the otherwise scheduled payment date but will instead pay it, without interest, on the first business day of the seventh month after Grantee’s separation from service.

18.

Administration. This Agreement will be administered by the Committee or any other committee of the Board designated by the Board to administer this Agreement (which members meet the requirements for independence under the NYSE Listed Company Manual). For purposes of this Agreement and the Grant, any references to “Committee” in the Plan shall be deemed references to the Committee as described herein. The interpretation and construction by the Committee of any provision of this Agreement and any determination by the Committee pursuant to any provision of this Agreement or of any notification or document related hereto will be final and conclusive. No member of the Committee shall be liable for any such action or determination made in good faith. In addition, subject to Section 14, the Committee is authorized to take any action it determines in its sole discretion to be appropriate subject only to the express limitations contained or referenced in this Agreement, and no authorization in any section or other provision of this Agreement is intended or may be deemed to constitute a limitation on the authority of the Committee. The Company will not be required to issue any fractional Common Shares pursuant to the Grant or this Agreement. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.

19.

Relation to Plan. This Grant has not been awarded pursuant to the Plan, but this Grant and Agreement are subject to terms and conditions that are substantially the same as those set forth in the Plan that are in many cases applicable to Restricted Share Units. Notwithstanding the foregoing, and for the avoidance of doubt, the share limitations and share counting and recycling rules set forth in the Plan shall not apply with respect to the Grant.

[SIGNATURES ON FOLLOWING PAGE]

The undersigned Grantee hereby acknowledges receipt of an executed original of this Agreement and accepts the award of RSUs covered hereby, subject to the terms and conditions herein above set forth.

/s/ Michael S. Williams
Grantee

Date:	1-5-2021

This Agreement is executed by the Company on this 5th day of January, 2021

TimkenSteel Corporation

By	/s/ Kristine C. Syrvalin
Kristine C. Syrvalin
Executive Vice President, General Counsel and Secretary